Q2 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Pan American Silver reports Q2 2022 results
Vancouver, B.C. - August 10, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") today reported unaudited results for the quarter ended June 30, 2022 ("Q2 2022").
“Operations at our flagship asset, La Colorada, have improved significantly, with silver production rising to approximately 1.7 million ounces in Q2," said Michael Steinmann, President and Chief Executive Officer. "However, Pan American's Q2 results were markedly impacted by the underperformance at Dolores and our determination that recording an impairment of this asset was required. The remaining operations performed largely in line with our expectations, recovering well from the impact of the COVID-19 Omicron wave in the first quarter of 2022. We continue to expect consolidated production to be weighted to the back half of 2022, especially for the Gold Segment due to mine sequencing at Shahuindo and La Arena. Our financial position remains solid with cash and short-term investments of $241.3 million and an undrawn line of credit of $500 million."
Consolidated Q2 2022 Highlights:
•Silver production of 4.5 million ounces and gold production of 128.3 thousand ounces.
•Revenue was $340.5 million, inclusive of a negative $9.3 million adjustment on open concentrate shipments, largely related to the decline in metal prices towards the end of Q2 2022. Revenue in Q2 2022 excluded inventory build-ups of 34.2 thousand ounces of silver and 8.5 thousand ounces of gold.
•Net loss of $173.6 million ($0.83 basic loss per share), impacted by a pre-tax impairment charge of $99.1 million recorded for Dolores and $62.8 million in net realizable value (NRV) inventory adjustments, primarily at Dolores.
•Adjusted loss of $6.5 million ($0.03 basic adjusted loss per share) excludes the impact from the Dolores impairment and the heap inventory write-down.
•Operations generated $20.8 million of cash flow, net of $42.4 million in tax payments and a $19.5 million build-up in working capital.
•Silver Segment Cash Costs and All-in Sustaining Costs ("AISC") per silver ounce were $12.10 and $17.30, respectively. Excluding NRV inventory adjustments, Silver Segment AISC was $15.90 per ounce.
•Gold Segment Cash Costs and AISC per gold ounce were $1,132 and $2,051, respectively. Excluding NRV inventory adjustments, Gold Segment AISC was $1,540 per ounce.
•As at June 30, 2022, Pan American had working capital of $513.9 million, inclusive of cash and short-term investment balances of $241.3 million; a long-term investment in Maverix Metals Inc. ("Maverix") with a fair value of $112.5 million; and $500.0 million available under our sustainability-linked credit facility. Total debt of $63.2 million was related to lease liabilities and construction loans.
•A cash dividend of $0.11 per common share has been declared, payable on or about September 2, 2022, to holders of record of Pan American’s common shares as of the close on August 22, 2022. Aligned with the Company's dividend policy, the dividend is comprised of a base dividend of $0.10 per common share and a variable dividend component of $0.01 per common share. The dividends are eligible dividends for Canadian income tax purposes.
•Management has updated its Guidance for 2022. See the "2022 Guidance" section of this news release for further details, and the Company's Management's Discussion and Analysis for the three and six months ended June 30, 2022.

PAN AMERICAN SILVER CORP.	1

Q2 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Dolores Update
Management identified the following impairment indicators at the Dolores Mine as part of our quarterly review of impairment indicators:
i) Year-to-date 2022 silver and gold production being less than that expected, driven by lower grades in Phase 9B of the open pit. The exploration drilling originally conducted for Phase 9B of the open pit had some high-grade intercepts that were to be mined during the first half of 2022. These high grades were not fully realized during mining. Management now believes that these high-grade intercepts contributed to a localized overestimation of the contained ounces within Phase 9B. The updated mineral resource and production plan for the life of mine adjusts for this overestimation on the remainder of Phase 9B;
ii) inflationary pressures, which have particularly affected this shorter-life asset where most of the mining will be completed in the next two years;
iii) the suspension of underground mining operations in Q2 2022 due to inflationary cost pressures, and the subsequent reclassification of underground mineral reserves to mineral resources; and,
iv) a reduction in the expected duration of economic leaching to the year 2030.
These factors resulted in an impairment to the mineral property, plant and equipment, as well as a net realizable value ("NRV") inventory adjustment, largely related to the heap inventory.
i.a pre-tax impairment charge of $99.1 million; and,
ii.an NRV adjustment of $55.4 million.
ILO 169 Consultation Process for Escobal Advances to Next Phase
The final meeting of the pre-consultation phase of the ILO 169 consultation process for the Escobal mine in Guatemala was held on July 20, 2022, and was formally announced at a joint news conference held by the Xinka Parliament and the Guatemalan Ministry of Energy and Mines. A total of eight meetings were held during the pre-consultation. The process has now advanced to the consultation phase, with the first meeting scheduled for August 21, 2022. For a description of the ILO 169 consultation process for Escobal, please see our website at https://www.panamericansilver.com/operations/north-and-central-america/escobal/.

PAN AMERICAN SILVER CORP.	2

Q2 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended June 30, 2022	Twelve months ended Dec. 31, 2021
Weighted average shares during period (millions)	210.5	210.3
Shares outstanding end of period (millions)	210.5	210.5

	Three months ended June 30,
	2022	2021
FINANCIAL
Revenue	$340,469	$382,132
Mine operating (loss) earnings	$(31,652)	$103,048
Net (loss) earnings	$(173,632)	$71,241
Basic (loss) earnings per share(1)	$(0.83)	$0.34
Adjusted (loss) earnings(2)	$(6,489)	$46,626
Basic adjusted (loss) earnings per share(1)	$(0.03)	$0.22
Net cash generated from operating activities	$20,835	$87,143
Net cash generated from operating activities before changes in working capital(2)	$40,346	$124,158
Sustaining capital expenditures(2)	$56,512	$53,225
Non-sustaining capital expenditures(2)	$19,871	$12,799
Cash dividend paid per share	$0.12	$0.07
PRODUCTION
Silver (thousand ounces)	4,537	4,484
Gold (thousand ounces)	128.3	142.3
Zinc (thousand tonnes)	9.0	12.4
Lead (thousand tonnes)	4.6	4.8
Copper (thousand tonnes)	1.3	2.1
CASH COSTS(2) ($/ounce)
Silver Segment	12.10	12.71
Gold Segment	1,132	857
AISC(2) ($/ounce)
Silver Segment	17.30	16.36
Gold Segment	2,051	1,163
AVERAGE REALIZED PRICES(3)
Silver ($/ounce)	22.03	26.88
Gold ($/ounce)	1,850	1,809
Zinc ($/tonne)	3,811	2,935
Lead ($/tonne)	2,162	2,151
Copper ($/tonne)	9,731	9,679
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.
Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, sustaining and non-sustaining capital, working capital, total debt and net cash are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's unaudited Condensed Interim Consolidated Financial Statements and our Management's Discussion and Analysis for the three and six months ended June 30, 2022. This material is available on Pan American’s website at panamericansilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PAN AMERICAN SILVER CORP.	3

Q2 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

2022 GUIDANCE
Based on results for the first six months of 2022 and the expected results for the remainder of the year, Management provides the following update to the 2022 Operating Outlook included in the Company's 2021 MD&A dated February 23, 2022:
•The estimates for silver and gold production have been reaffirmed, but are expected to be at the low end of the ranges, primarily due to the production shortfall at Dolores.
•The estimates for Silver Segment Cash Costs and AISC have been reaffirmed.
•The estimate for Gold Segment Cash Costs is expected to be at the high end of the original guidance range and the estimate for AISC, excluding NRV adjustments, has been revised from between $1,240 and $1,365 per ounce to between $1,450 and $1,550 per ounce. The revision reflects the production shortfall at Dolores, global inflationary pressures and an increase in estimated consolidated sustaining capital spending.
•The estimate for sustaining capital has been increased from between $200.0 million and $210.0 million to between $240.0 million and $250.0 million due to a change in the financing of certain planned sustaining capital investments (funding projects directly rather than entering construction loans), which will decrease future expected cash outflows and loan obligations. The estimate for project capital has been decreased from between $80.0 million and $95.0 million to between $55.0 million and $60.0 million, based on expected delays in spending at both the La Colorada Skarn and Timmins projects. The decrease in capital for the La Colorada Skarn project is due to delaying the design and initiation of the access ramp developments to optimize alignments with the highly efficient bulk mining method designs being considered. The revisions bring the total capital expenditures anticipated for the year to between $295.0 million and $310.0 million.
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release. The following tables provide Management's 2022 Guidance forecasts, as at August 10, 2022, including revised Gold Segment AISC and revised capital expenditures.
Annual Production

Silver – Moz	19.0 - 20.5
Gold – koz	550.0 - 605.0
Zinc – kt	35.0 - 40.0
Lead – kt	15.0 - 17.0
Copper – kt	5.5 - 6.5
Cash Costs and AISC

	Cash Costs(1)(2) ($ per ounce)	AISC(1)(2) ($ per ounce)
Silver Segment Total	10.70 - 12.20	14.50 - 16.00
Gold Segment Total, excluding NRV adjustments	970 - 1,070	1,450 - 1,550
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(2)The Cash Costs and AISC forecasts assume average metal prices of $22.50/oz for silver, $1,750/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, and $9,200/tonne ($4.17/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 4.10 for the Peruvian sol ("PEN"), 122.17 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").

PAN AMERICAN SILVER CORP.	4

Q2 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

Capital Expenditures

(in millions of USD)
Sustaining Capital	240.0 - 250.0
Project Capital	55.0 - 60.0
Total Capital	295.0 - 310.0
Conference Call and Webcast

Date:	August 11, 2022
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.) +1-604-638-5340 (international participants)
Webcast:	panamericansilver.com (https://services.choruscall.ca/links/panamericansilver20220811.html)
The live webcast, presentation slides and the Management's Discussion and Analysis for the period ended June 30, 2022 will be available at panamericansilver.com. An archive of the webcast will also be available for three months.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Technical Information
Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
For additional information about Pan American's material mineral properties, please refer to Pan American’s Annual Information Form dated February 23, 2022, filed at www.sedar.com, or the Company's most recent Form 40-F filed with the Securities and Exchange Commission.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Cash Costs. Pan American's method of calculating cash costs may differ from the methods used by other entities and, accordingly, Pan American's Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

PAN AMERICAN SILVER CORP.	5

Q2 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•All-in Sustaining Costs per silver or gold ounce sold, net of by-product credits ("AISC"). Pan American has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and Pan American believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect Pan American's consolidated earnings and cash flow.
•Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Net cash is calculated as cash and cash equivalents plus short-term investments, other than equity securities less total debt.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as the sum of Cash and cash equivalents, Short-term Investments, and the amount available on the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid assets available to Pan American.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Management's Discussion and Analysis for the period ended December 31, 2021, for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2022, our estimated Cash Costs and AISC, and our sustaining and project capital expenditures in 2022; the anticipated timing for metals production and sales, including the expectation with respect to production being weighted to the latter half of 2022 and the timing and amount of any future sales related to inventory build-ups; estimated recoverable amounts of cash generating units; expectations with respect to mineral grades and the impact of any variations relative to actual grades experienced; the impact of inflationary pressures on our operations and business, particularly for diesel and certain consumables, as well as the impacts related to disruptions in the supply chain; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations and the assumptions that the impact of COVID-19, including the Omicron variant, will be such that we will be able to maintain our workforce at near normal levels throughout 2022; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate sustainability-linked credit facility or otherwise, to sustain our business and operations; and the ability of Pan American to successfully complete any capital projects, including, but not limited to, the La Colorada Skarn project, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; the world-wide economic and social impact of COVID-19 and the duration and extent of the COVID-19 pandemic and related restrictions, and the presence and impact of COVID-19 and COVID-19 related restrictions on our workforce, suppliers and other essential resources and what effect those

PAN AMERICAN SILVER CORP.	6

Q2 2022 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted.

impacts, if they change, would have on our business; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American Silver does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American Silver may carry on business, including risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American's Business" in Pan American Silver's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	7